SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                BSB BANCORP, INC.
                             -----------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.01 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                   055652-10-1
                 -----------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Mr. Daryl R. Forsythe
                      President and Chief Executive Officer
                                NBT Bancorp Inc.
                              52 South Broad Street
                             Norwich, New York 13815
                                 (607) 337-2265
    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Brian D. Alprin, Esq.
                             Laurence S. Lese, Esq.
                          Duane, Morris & Heckscher LLP
                         1667 K Street, N.W., Suite 700
                             Washington, D.C. 20006
                                 (202) 776-7800

                                 October 4, 2000
                     ---------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:

                                       [ ]

Check the following box if a fee is being paid with this statement:
                                       [ ]
--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         NBT BANCORP INC.
         16-1268674
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                   (a) [ ]
                                   (b) [ ]
--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         WC/00
-------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

                                       [ ]
-------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
-------------------------------------------------------------------------------
NUMBER OF SHARES            (7)   SOLE VOTING POWER
BENEFICIALLY OWNED BY                    -0-(1)
EACH REPORTING PERSON             ----------------------------------------------
WITH:                       (8)   SHARED VOTING
                                         -0-
                                  ----------------------------------------------
                            (9)   SOLE DISPOSITIVE
                                         -0-(1)
                                  ----------------------------------------------
                            (10)  SHARED DISPOSITIVE
                                         -0-

-------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         -0-(1)
-------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                  [ ]

         N/A
-------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         APPROXIMATELY -0-%(1)
-------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The shares of Issuer common stock covered by the initial report had been purchasable by Reporting Person upon exercise of an option granted by issuer to Reporting Person as of April 19, 2000, and described in
         Item 4 of this report. On October 4, 2000, Issuer and Reporting Person agreed to terminate the option subject to the initial report and this report. See Item 4 below for a discussion of the Option.

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D/A (the "Schedule 13D/A") relates to the common stock, $.01 par value per share (the "Shares" or the "Issuer Common Stock"), of BSB Bancorp, Inc., a Delaware corporation ("Issuer"). The principal executive office of issuer is located at 58-68 Exchange Street, Binghamton, New York 13901. The purpose of filing this Schedule 13D/A is to report the agreement between Issuer and Reporting Person, dated as of October 4, 2000, to terminate that certain Agreement and Plan of Merger between Issuer and Reporting Person, dated as of April 19, 2000 (the "Plan of Merger"), including the Option (as discussed in Items 3 and 4 below).

The information set forth in the Exhibit hereto is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D/A are qualified in their entirety by the provisions of such Exhibit.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c) This Schedule 13D/A is filed by NBT Bancorp Inc., a Delaware Corporation ("Reporting Person").

The business address of Reporting Person is 52 South Broad Street, Norwich, New York 13815. The principal business of Reporting Person is a bank holding company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Option (defined in Item 4 below) to acquire shares was granted by Issuer to Reporting Person as an inducement to Reporting Person's entering into the Plan of Merger, providing for the merger of Issuer into Reporting Person with Reporting Person being the surviving corporation (the "Merger"). Pursuant to the Plan of Merger, each outstanding Share would have been converted into the right to receive two shares of common stock, par value $.01 per share, of Reporting Person ("Reporting Person Common Stock"). The Merger was subject to the approval of Issuer's and Reporting Person's stockholders, respectively, regulatory approvals, and the satisfaction or waiver of various other conditions, as more fully described in the Plan of Merger. None of the Purchase Events (defined in Item 4 below) permitting the exercise of the Option had occurred as of the date hereof.

ITEM 4.  PURPOSE OF THE TRANSACTION.

The information set forth in Item 3 is hereby incorporated herein by reference.

The purpose of the transaction was for Issuer to merge with and into Reporting Person, with reporting person being the surviving entity. In connection with the Plan of Merger and in consideration thereof, Issuer and Reporting Person entered into that certain Stock Option Agreement (the "Option Agreement"), dated April 19, 2000, whereby Issuer granted to Reporting Person an option (the "Option"). Under the Option, Reporting Person was given the right to purchase, under certain circumstances described therein, up to 19.9% of the total number of outstanding shares of Issuer Common Stock as of the first date that the Option would become exercisable. The Option, being exercisable for approximately 19.9% of the outstanding Shares, would represent approximately 16.6% of the Shares that would be outstanding after giving effect to the exercise of the Option.

On October 4, 2000, the Boards of Directors of NBT and BSB agreed to terminate the Plan of Merger and the Option.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(c) To the best of Reporting Person's knowledge as of the date hereof, (i) neither Reporting Person nor any subsidiary or affiliate of Reporting Person nor any of Reporting Person's executive officers or directors beneficially owns any shares of Issuer Common Stock, and (ii) except for the Option discussed in Items 3 and 4 above, there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by Reporting Person, nor to the best of Reporting Person's knowledge, by any subsidiary or affiliate of Reporting Person or any of Reporting Person's executive officers or directors.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosure set forth in Items 3 and 4 above regarding the Plan of Merger and Option Agreement and the Termination Agreement is hereby incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT  DESCRIPTION

2.1 Termination Agreement, dated as of October 4, 2000, by and between NBT Bancorp Inc. and BSB Bancorp, Inc.*

* Incorporated by reference to the corresponding exhibit number in the Registrant's Current Report on SEC Form 8-K filed by the Registrant on October 5, 2000, SEC File No. 0-14703.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                          NBT BANCORP INC.

                                          By: /s/ Daryl R. Forsythe
                                          Name:   Daryl R. Forsythe
                                          Title:  President and Chief
                                          Executive Officer

Dated: October 5, 2000



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